UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0515
Washington, D.C. 20549	Expires: April 30, 2008
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SCHEDULE TO

Tender offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No.    )

Sport-Haley, Inc.
(Name of Subject Company (issuer) and Name of Filing Person (offeror))

Common Stock, No Par Value
(Title of Class of Securities)

848925103
(CUSIP Number of Class of Securities)

Patrick W. Hurley
Chief Financial Officer, Corporate Secretary
and Treasurer
Sport-Haley, Inc.
4600 E. 48th Avenue
Denver, CO 80216-3215
(303) 320-8800
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a Copy To:
Steven W. McDonald, Esq.
Berliner McDonald P.C.
5670 Greenwood Plaza Blvd., Suite 418
Greenwood Village, Colorado 80111-2408
(303) 830-1700

CALCULATION  OF FILING FEE

Transaction value	Amount of Filing Fee*
$	$

*                                         Pursuant to General Instruction D to Schedule TO, no filing fee is required.

☐                                    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Form or Registration No.:
Filing Party:	Date Filed:

☒                                  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐                                    third-party tender offer subject to Rule 14d-1.

☐                                    issuer tender offer subject to Rule 13e-4.

☐                                    going-private transaction subject to Rule 13e-3.

☐                                    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO relates to the announcement by Sport-Haley, Inc., a Colorado corporation (“we”, “us” or the “Registrant”), in our news release dated December 27, 2006, of our intention to commence a modified “Dutch Auction” tender offer to purchase up to 472,000 shares of our Common Stock. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

The press release, which is attached to this Tender Offer Statement on Schedule TO as Exhibit (a)(5)(i), was for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of our Common Stock. The solicitation of offers to buy our Common Stock will only be made pursuant to the Offer to Purchase and related materials that we will send to our stockholders. Our stockholders should read those materials carefully because they will contain important information, including the various terms and conditions of the tender offer. Stockholders will be able to obtain copies of the Offer to Purchase, related materials filed by us as part of the statement on Schedule TO and other documents filed with the Securities and Exchange Commission through the Commission’s internet address at www.sec.gov without charge when these documents become available. Stockholders and investors may also obtain a copy of these documents, when available, as well as any other document we have filed with the Commission, without charge, from us. Stockholders are urged to carefully read these materials prior to making any decision with respect to the tender offer.

ITEM 12. EXHIBITS.

(a)(5)(i) Press release dated December 27, 2006, announcing the intent to commence the tender offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SPORT-HALEY, INC.

/s/ Donald W. Jewell
Donald W. Jewell
Chief Executive Officer and President

Date: December 27, 2006

Exhibit Index

Exhibit Number	Description
(a)(5)(i)*	Press release dated December 27, 2006, announcing the intent to commence the tender offer.

* Filed herewith.